Exhibit 4.6


                            REDSTONE SECURITIES, INC.
                191 Fairchild Avenue, Plainview, N.Y. 11803-1788
          Telephone: (516) 576-3800 o FAX (516) 576-3840 o 800-426-7345


This agreement ("Agreement") is made on this 12th day of August, 1999, by and between Adrenaline Interactive, Inc. ("ADRN") whose address is 5901 Beethoven Street, Los Angeles, CA 90066 and Redstone Securities ("REDSTONE") whose principal address is 101 Fairchild Avenue, Plainview, New York 11803-1788. All references to ADRN and REDSTONE in this Agreement will include all of their affiliates and subcontractors in which the parties hold a majority interest and over which they exercise control.

1.       SERVICES
REDSTONE will render to ADRN timely financial and strategic consulting for the primary purpose of assisting in the raising of capital as well as assist management in other projects as directed.

REDSTONE will utilize its best efforts, measured by REDSTONE's performance and achievement of the above services, to insure the success of ADRN. REDSTONE gives no warranty, expressed or implied, insofar as the ultimate success of the efforts described above or of ADRN's business is concerned. It is expressly understood that REDSTONE, in performing its obligations under this Agreement, relies upon the accuracy and completeness of certain financial and other information provided by ADRN. REDSTONE does not undertake any independent audit or confirmation of the accuracy and completeness of the above referenced information.

2.       TERM
This Agreement is effective from the above stated date and will continue for one
(1) year thereafter. The term shall be extended automatically on a month-to-month basis unless either party shall give thirty (30) days written notice to the other that the term shall no be extended with or without cause. In the event of termination, the parties hereto agree to release each other from all benefits, duties and obligations due under this Agreement exvept for any fees then due and owing to REDSTONE by ADRN and/or any deliverables owed by REDSTONE to ADRN.

3.       INFORMATION
REDSTONE agrees it will maintain in confidence and not use or disclose to others all proprietary and or confidential information or know-how of ADRN whether written or delivered orally. In addition, if REDSTONE needs to disclose such information to third parties in order to carry out the services contemplated herein, REDSTONE agrees to obtain third party execution of non-disclosure agreements and that such disclosure will be made in compliance with applicable securities laws.

4.       COMPENSATION
         A. Should the share price of ADRN trade at or above $4.00 for twenty
(20) consecutive days beginning on the trading date after the date of closing of ADRN's announced merger with McGlen Micro, Inc. REDSTONE shall fully vest in ADRN options in the following manor:
                  150,000 ADRN options @ 2 1/2
                  150,000 ADRN options @ 3
                  100,000 ADRN options @ 4
                  100,000 ADRN options @ 5

         B. In Addition to 4 (A) above, if REDSTONE is directly the procuring cause of raising capital for ADRN, then ADRN agrees to pay to REDSTONE the maximum percentage allowed by the NASD of such capital.

         C. It is understood by REDSTONE that ESCALADE INVESTORS has priority registration of stock associated with their most recent financing of ADRN. To that end, REDSTONE shall have piggyback registration rights to the next registration permitted thereunder.

5.       INDEPENDENT CONTRACTOR
The relationship of REDSTONE and its affiliates and subcontractors with ADRN is that of an independent contactor and not as an agent for ADRN, and nothing in this Agreement will be construed to created a joint venture, partnership or employer/employee relationship.

6.       INDEMNITY
ADRN shall be required to indemnify, defend, and hold harmless REDSTONE and/or its agents and employees for any claims of liability by shareholders and/or governmental entities and/or third parties in connection with claims arising out of REDSTONE performance of the terms of this Agreement, to the extent that such claims concern directly and indirectly inaccurate incomplete or misleading information provided by ADRN and relied upon by REDSTONE in the performance of its services pursuant to this Agreement or relied upon by any third party if such claim is filed within Five (5) years following termination of this Agreement. Nothing herein shall be construed to require ADRN to indemnify REDSTONE for liabilities related to any violation by REDSTONE of applicable securities law which REDSTONE covenants to perform its obligations hereunder in conformance with.

8.       RETURN OF INFORMATION
Upon expiration of this Agreement, REDSTONE will promptly return to ADRN all materials, documents, and/or data, whether in written or graphic form which was supplied to REDSTONE in connection with this Agreement.

9.       ENTIRE UNDERSTANDING
This Agreement replaces any or all-prior agreements or understanding, written or oral, between REDSTONE and ADRN except Mutual Non-Circumvention/Non-Disclosure Agreement, between Anthony F. Vaccaro, Jr. and ADRN.

10.      CONTINUATION AFTER TERMINATION
If any funding occurs, as a result of REDSTONE's efforts from contacts made during the term of this agreement, within six months after termination of this agreement the compensation due REDSTONE will remain fully in effect, and REDSTONE shall be paid according to the terms of this agreement.

11.      ARBITRATION
Any controversy or claim arising out of or relating to this contract or the breach thereof will be settled by arbitration at Los Angeles, CA in accordance with the rules of the American Arbitration Association then in effect, and judgment upon the award rendered by the arbitration(s) may be entered in any court having jurisdiction thereof.

12.      JURISDICTION/SEVERABILITY
This Agreement shall be construed pursuant to the laws of the State of Texas. Any provision of this agreement, which may be subsequently construed as invalid or contrary to law, may be severed from this Agreement and shall not have the effect of nullifying the Agreement as a whole. Those remaining portions of the Agreement shall remain fully enforceable by either party.

In witness whereof the parties hereto execute the Agreement as of date written above.

Redstone Securities                           Adrenaline Interactive, Inc.


/S/ ROBERT A. SHUEY, III                      By: /S/ J. SMITH
------------------------                          ---------------------------
By: Robert A. Shuey, III                      Its: Chief Executive Officer